UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              AMENDMENT NO. 4

                               aaiPharma Inc.
                (f/k/a Applied Analytical Industries, Inc.)
------------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.001 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                00252W 10 4
    -------------------------------------------------------------------
                               (CUSIP Number)

                            Goldman, Sachs & Co.
                              85 Broad Street
                          New York, New York 10004
                       Attn: David J. Greenwald, Esq.
                               (212) 902-1000
    -------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               April 5, 2002
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 2 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Goldman, Sachs & Co.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        AF-WC-OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [X]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           2,277,229

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        2,277,229

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,277,229

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.5%

14  TYPE OF REPORTING PERSON*

        BD-PN-IA

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 3 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Goldman Sachs Group, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        AF-OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           2,277,229

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        2,277,229

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,277,229

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.5%

14  TYPE OF REPORTING PERSON*

        HC-CO

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 4 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Capital Partners II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           1,428,549

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        1,428,549

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,428,549

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.9%

14  TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 5 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           1,428,549

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        1,428,549

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,428,549

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.9%

14  TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 6 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Capital Partners II Offshore, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           567,908

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        567,908

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        567,908

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.1%

14  TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 7 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Advisors II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           567,908

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        567,908

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        567,908

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.1%

14  TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 8 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Capital Partners II (Germany) Civil Law Partnership
        (with limitation of liability)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Germany

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           52,691

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        52,691

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,691

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.3%

14  TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 9 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Goldman, Sachs & Co. oHG

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Germany

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           52,691

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        52,691

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,691

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.3%

14  TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 10 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Stone Street Fund 1995, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           107,132

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        107,132

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        107,132

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.6%

14  TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 11 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bridge Street Fund 1995, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           120,552

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        120,552

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        120,552

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.7%

14  TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 12 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Stone Street 1995, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           227,684

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        227,684

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        227,684

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.3%

14  TYPE OF REPORTING PERSON*

        OO

                             AMENDMENT NO. 4 TO
                                SCHEDULE 13D
                      RELATING TO THE COMMON STOCK OF
                               AAIPHARMA INC.

     GS Capital Partners II, L.P. ("GSCP"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GSCP II Germany"), Stone Street Fund 1995, L.P. ("1995 Stone") and Bridge Street Fund 1995, L.P. ("1995 Bridge" and together with GSCP, GSCP II Offshore, GSCP II Germany and 1995 Stone, the "Limited Partnerships"), Stone Street 1995, L.L.C. ("Stone GP"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors, L.L.C. ("GS Advisors"), GS Advisors II, L.L.C. ("GS Advisors II"), Goldman, Sachs & Co. oHG ("GS oHG") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, GS Advisors, GS Advisors II, GS oHG, Stone GP and the Limited Partnerships, the "Filing Persons")(1) hereby amend and supplement the statement on
Schedule 13D filed with respect to the Common Stock, $0.001 par value (the "Common Stock"), of aaiPharma Inc., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 3 thereto filed March 30, 2000 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own Common Stock through the Limited Partnerships. Goldman Sachs and GS Group each disclaims beneficial ownership of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group each disclaims beneficial ownership of Common Stock held in Managed Accounts. Goldman Sachs and GS Group may also be deemed, for purposes of this Statement, to beneficially own from time to time Common Stock acquired in ordinary course trading activities by Goldman Sachs. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

------------------------

1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.


     This Amendment No. 4 is being filed to report (a) the election of the Limited Partnerships to participate in a proposed registration and underwritten offering of the Common Stock and (b) a decrease in the percentage of the outstanding Common Stock which may be deemed to be beneficially owned by certain of the Filing Persons, which change was as a result of an increase in the number of shares of Common Stock reported to be outstanding by the Company and a decrease in the number of shares of Common Stock held in Managed Accounts.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     Item 2 is hereby amended by amending Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, and II-C hereto, to read in their entirety as attached hereto and the final paragraph of Item 2 is amended and restated as follows:

     During the last five years, none of the Filing Persons, or to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, or II-C hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

Item 3 is hereby amended and restated as follows:

     Schedule IV sets forth transactions in the Common Stock which have been effected during the period from February 4, 2002 through April 5, 2002, all of which were effected in the ordinary course of business of Goldman Sachs.

ITEM 4.   PURPOSE OF THE TRANSACTION.
          --------------------------

Item 4 is hereby amended by adding the following paragraph:

     On March 25, 2002, the Company notified the Limited Partnerships, that the Company proposed to register and sell shares of Common Stock in an underwritten public offering. On April 5, 2002, in accordance with the
Registration Rights Agreement, the Limited Partnerships notified the Company of their election to participate in the proposed registration and requested, in aggregate, registration of 1,265,600 shares of Common Stock, including up to 127,600 shares for inclusion in the underwriters' allotment option. The request for registration and inclusion in the contemplated offering has been made by the Limited Partnerships on a pro rata basis, based on relative ownership of Common Stock. Under the terms of the Registration Rights Agreement, any Limited Partnership may withdraw its election by giving written notice to the Company, provided that (1) such withdrawal is made prior to the earlier of the execution of the underwriting agreement or the execution of the custody agreement with respect to the registration and (2) such withdrawal shall be irrevocable, and after making such a withdrawal the Limited Partnership would no longer have any right to include shares in the registration. Under the Registration Rights Agreement, the Company may determine for any reason not to register, or to delay registration of the Common Stock. In addition the Registration Rights Agreement also provides that if the underwriters advise the Company that the number of shares requested to be included in the registration exceeds the largest number that can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority of the shares to be registered, the number of our shares to be included in the offering may be reduced.

     On April 5, 2002, the Company filed a registration statement (no. 333-85602) with the Securities and Exchange Commission relating to the proposed offering.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

Item 5 is hereby amended and restated as follows:

     (a) As of April 5, 2002, GSCP beneficially owned, and GS Advisors may be deemed to have beneficially owned, an aggregate of 1,428,549 shares of Common Stock, representing in the aggregate approximately 7.9% of the shares of Common Stock reported to be outstanding in the Company's Definitive Proxy Statement on Schedule 14A filed on March 27, 2002 (the "Proxy Statement").

     As of  April 5,  2002,  GSCP II  Offshore  beneficially  owned  and GS
Advisors II may be deemed to have beneficially owned an aggregate of 567,908 shares of Common Stock, representing in the aggregate approximately 3.1% of the shares of the Common Stock reported to be outstanding in the Proxy Statement.

     As of April 5, 2002, GSCP II Germany beneficially owned and GS oHG may be deemed to have beneficially owned an aggregate of 52,691 shares of Common Stock, representing in the aggregate approximately 0.3% of the shares of the Common Stock reported to be outstanding in the Proxy Statement.

     As of April 5, 2002, 1995 Stone beneficially owned an aggregate of 107,132 shares of Common Stock, representing in the aggregate approximately 0.6% of the shares of Common Stock reported to be outstanding in the Proxy Statement.

     As of April 5, 2002, 1995 Bridge beneficially owned an aggregate of 120,552 shares of Common Stock, representing in the aggregate approximately 0.7% of the shares of Common Stock reported to be outstanding in the Proxy Statement.

     As of April 5, 2002, Stone GP may be deemed to have beneficially owned an aggregate of 227,684 shares of Common Stock, which are owned by 1995 Stone and 1995 Bridge as described above, representing in the aggregate approximately 1.3% of the shares of Common Stock reported to be outstanding in the Proxy Statement.

     As of April 5, 2002, each of Goldman Sachs and GS Group may be deemed to have beneficially owned an aggregate of 2,277,229 shares of Common Stock, including (i) 2,276,832 shares of Common Stock beneficially owned by the Limited Partnerships as described above, (ii) 97 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, and (iii) 300 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 12.5% of the shares of Common Stock reported to be outstanding in the Proxy Statement. Goldman Sachs and GS Group each disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the shares of Common Stock held in Managed Accounts.

     In accordance with the Securities and Exchange Commission (the "SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (collectively, "IBD"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

     None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, beneficially owns any Common Stock other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of Shares beneficially owned by such Filing Person as indicated in pages 2 through 12 above.

     (c) Schedule IV sets forth transactions in the Common Stock, which have been effected during the period from February 4, 2002 through April 5, 2002, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule IV, were effected in The Nasdaq National Market. Except as set forth on
Schedule IV, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, during the period from February 4, 2002 through April 5, 2002.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by any Filing Person.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

Item 6 is hereby amended by adding the following paragraph:

     The proposed offering of Common Stock by the Company described in its March 25, 2002 notice is an underwritten public offering. Under the terms of the Registration Rights Agreement the Limited Partnerships will be required to enter into an underwriting agreement to sell their shares to participate in the proposed offering. In addition, it is anticipated that in connection with the proposed offering, the Limited Partnerships will enter into an agreement with the underwriters whereby the Limited Partnerships will agree not to dispose of their shares of Common Stock or securities convertible into or exchangeable for Common Stock for a period of 90 days from the date of the final prospectus used for the offering.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Item 7 is hereby amended to replace the exhibits listed hereto:

Exhibit No.         Exhibit
-----------         -------

99.2                Power of Attorney, dated December 8, 2000, relating to
                    Goldman, Sachs & Co.
99.3 Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group, Inc.
99.6 Power of Attorney, dated November 5, 2000, relating to GS Capital Partners II (Germany) Civil Law Partnership.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 8, 2002

GOLDMAN, SACHS & CO.                          THE GOLDMAN SACHS GROUP, INC.
By:/s/ Roger S. Begelman                      By:/s/ Roger S. Begelman
--------------------------------              --------------------------------
Name:  Roger S. Begelman                      Name:  Roger S. Begelman
Title: Attorney-in-fact                       Title: Attorney-in-fact

GS CAPITAL PARTNERS II, L.P.                  GS ADVISORS, L.L.C.
By:/s/ Roger S. Begelman                      By:/s/ Roger S. Begelman
--------------------------------              --------------------------------
Name:  Roger S. Begelman                      Name:  Roger S. Begelman
Title: Attorney-in-fact                       Title: Attorney-in-fact

GS CAPITAL PARTNERS II OFFSHORE, L.P.         GS ADVISORS II, L.L.C.
By:/s/ Roger S. Begelman                      By:/s/ Roger S. Begelman
--------------------------------              --------------------------------
Name:  Roger S. Begelman                      Name:  Roger S. Begelman
Title: Attorney-in-fact                       Title: Attorney-in-fact

GOLDMAN, SACHS & CO. OHG                      GS CAPITAL PARTNERS II (GERMANY)
                                              CIVIL LAW PARTNERSHIP
                                              (with limitation of liability)
By:/s/ Roger S. Begelman                      By:/s/ Roger S. Begelman
--------------------------------              --------------------------------
Name:  Roger S. Begelman                      Name:  Roger S. Begelman
Title: Attorney-in-fact                       Title: Attorney-in-fact

STONE STREET FUND 1995, L.P.                  BRIDGE STREET FUND 1995, L.P.
By:/s/ Roger S. Begelman                      By:/s/ Roger S. Begelman
--------------------------------              --------------------------------
Name:  Roger S. Begelman                      Name:  Roger S. Begelman
Title: Attorney-in-fact                       Title: Attorney-in-fact

STONE STREET 1995, L.L.C.
By:/s/ Roger S. Begelman
Name:  Roger S. Begelman
Title: Attorney-in-fact

                                                                 SCHEDULE I

     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name                            Present Principal Occupation
----                            ----------------------------
Henry M. Paulson, Jr.           Chairman and Chief Executive Officer of The
                                Goldman Sachs Group, Inc.
Robert J. Hurst                 Vice Chairman  of  The Goldman Sachs Group, Inc.
John A. Thain                   President and Co-Chief Operating Officer of
                                The Goldman Sachs Group, Inc.
John L. Thornton                President and Co-Chief Operating Officer of
                                The Goldman Sachs Group, Inc.
Lord Browne of Madingley        Group Chief Executive of BP Amoco plc
James A. Johnson                Chairman and Chief Executive Officer of Johnson
                                Capital Partners
John H. Bryan                   Chairman of Sara Lee Corporation
Ruth J. Simmons                 President of Brown University
Margaret C. Whitman             President and Chief Executive Officer of
                                eBay Inc.
Morris Chang                    Chairman of Taiwan Semiconductor Manufacturing
                                Company Ltd.

                                                            SCHEDULE II-A-i

     The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C., the sole general partner of GS Capital Partners II, L.P. and the name, position and present principal occupation of each executive officer of GS Advisors II, L.L.C., the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

     The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Muneer A. Satter, Antoine L. Schwartz, Hughes B. Lepic, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Joseph P. DiSabato, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr., Melina E. Higgins, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard
S. Sharp, Barry S. Volpert,  Antoine L. Schwartz,  Hughes B. Lepic, Stephen
S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel Plantevin, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.


Name                         Position                    Present Principal Occupation
----                         --------                    ----------------------------
Richard A. Friedman          President                   Managing Director of Goldman,
                                                         Sachs & Co.
Joseph H. Gleberman          Vice President              Managing Director of Goldman,
                                                         Sachs & Co
Terence M. O'Toole           Vice President              Managing Director of Goldman,
                                                         Sachs & Co.
Gene T. Sykes                Vice President              Managing Director of Goldman,
                                                         Sachs & Co.
Henry Cornell                Vice President              Managing Director of Goldman,
                                                         Sachs & Co.
Richard S. Sharp             Vice President              Managing Director of Goldman
                                                         Sachs International
Esta E. Stecher              Assistant Secretary         Managing Director of Goldman,
                                                         Sachs & Co.
Barry S. Volpert             Vice President              Managing Director of Goldman
                                                         Sachs International
Sanjeev K. Mehra             Vice President              Managing Director of Goldman,
                                                         Sachs & Co.
Muneer A. Satter             Vice President              Managing Director of Goldman,
                                                         Sachs & Co.
Antoine L. Schwartz          Vice President              Managing Director of Goldman
                                                         Sachs International
Steven M. Bunson             Assistant Secretary         Managing Director of Goldman,
                                                         Sachs & Co.
Elizabeth C. Fascitelli      Treasurer                   Managing Director of Goldman,
                                                         Sachs & Co.
Patrick E. Mulvihill         Assistant Treasurer         Managing Director of Goldman,
                                                         Sachs & Co.
David J. Greenwald           Assistant Secretary         Managing Director of Goldman,
                                                         Sachs & Co.
Dan H. Jester                Assistant Treasurer         Managing Director of Goldman,
                                                         Sachs & Co.
Hughes B. Lepic              Vice President              Managing Director of Goldman
                                                         Sachs International
Russell E. Makowsky          Assistant Secretary         Managing Director of Goldman,
                                                         Sachs & Co.
Sarah G. Smith               Assistant Treasurer         Managing Director of Goldman,
                                                         Sachs & Co.
Randall A. Blumenthal        Vice President              Managing Director of Goldman,
                                                         Sachs & Co.
Syaru (Shirley) Lin          Vice President              Managing Director of Goldman
                                                         Sachs (Asia) L.L.C.
Douglas F. Londal            Vice President              Managing Director of Goldman,
                                                         Sachs & Co.
Stephen S. Trevor            Vice President              Managing Director of Goldman
                                                         Sachs International
Peter Schiefer               Vice President              Managing Director of Goldman
                                                         Sachs International
Abraham Bleiberg             Vice President              Managing Director of Goldman,
                                                         Sachs & Co.
Joseph P. DiSabato           Vice President              Managing Director of Goldman,
                                                         Sachs & Co.
Robert R. Gheewalla          Vice President              Managing Director of Goldman,
                                                         Sachs & Co.
Atul Kapur                   Vice President              Managing Director of Goldman
                                                         Sachs International
Michel Plantevin             Vice President              Managing Director of Goldman
                                                         Sachs International
Robert G. Doumar, Jr.        Vice President              Managing Director of Goldman
                                                         Sachs International
Ben I. Adler                 Vice President              Managing Director of Goldman,
                                                         Sachs & Co.
Melina E. Higgins            Vice President              Managing Director of Goldman,
                                                         Sachs & Co.
Elizabeth C. Marcellino      Vice President              Managing Director of Goldman,
                                                         Sachs & Co.
John E. Bowman               Vice President              Vice President of Goldman, Sachs
                                                         & Co.
Katherine B. Enquist         Vice President/Secretary    Vice President of Goldman, Sachs
                                                         & Co.
James B. McHugh              Assistant Secretary         Vice President of Goldman, Sachs
                                                         & Co.
Beverly L. O'Toole           Assistant Secretary         Vice President of Goldman, Sachs
                                                         & Co.
Mary Nee                     Vice President              Executive Director of Goldman
                                                         Sachs (Asia) L.L.C.
Ulrika Werdelin              Vice President              Executive Director of Goldman
                                                         Sachs International


                                                           SCHEDULE II-A-ii

     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C. and GS Advisors II, L.L.C., are set forth below.

     The business address for each member listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Robert V. Delaney and Muneer A. Satter is 85 Broad Street, New York, New York 10004. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Richard S. Sharp, Barry S. Volpert and Antoine L. Schwartz is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Robert V. Delaney is ARK Mori Building, 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107-6005, Japan. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All members listed below except Richard S. Sharp, Sanjeev K. Mehra and Antoine L. Schwartz are United States citizens. Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.

Name                         Present Principal Occupation
----                         ----------------------------
Peter M. Sacerdote           Advisory Director of Goldman, Sachs & Co.
Richard A. Friedman          Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman          Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole           Managing Director of Goldman, Sachs & Co.
Gene T. Sykes                Managing Director of Goldman, Sachs & Co.
Henry Cornell                Managing Director of Goldman, Sachs & Co.
Robert V. Delaney            Managing Director of Goldman Sachs (Japan) Ltd.
Richard S. Sharp             Managing Director of Goldman Sachs International
Barry S. Volpert             Managing Director of Goldman Sachs International
Sanjeev K. Mehra             Managing Director of Goldman, Sachs & Co.
Muneer A. Satter             Managing Director of Goldman, Sachs & Co.
Peter G. Sachs               Senior Director of The Goldman Sachs Group, Inc.
Antoine L. Schwartz          Managing Director of Goldman Sachs International

                                                            SCHEDULE II-B-i

     The name, position and present principal occupation of each executive officer of Stone Street 1995, L.L.C., the sole general partner of Stone Street Fund 1995, L.P. and the managing general partner of Bridge Street Fund 1995, L.P., are set forth below.

     The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Muneer A. Satter, Antoine L. Schwartz, Hughes B. Lepic, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Joseph P. DiSabato, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr., Melina E. Higgins, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard
S. Sharp, Barry S. Volpert,  Antoine L. Schwartz,  Hughes B. Lepic, Stephen
S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL.

     All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel Plantevin, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.


Name                        Positions                    Present Principal Occupation
-----                       ---------                    ----------------------------
Peter M. Sacerdote          Chairman/President           Advisory Director of
                                                         Goldman, Sachs & Co.
Peter G. Sachs              Vice President               Senior Director of The
                                                         Goldman Sachs Group, Inc.
Richard A. Friedman         Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
Joseph H. Gleberman         Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
Terence M. O'Toole          Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
Gene T. Sykes               Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
Henry Cornell               Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
Richard S. Sharp            Vice President               Managing Director of
                                                         Goldman Sachs International
Esta E. Stecher             Vice President/ Assistant    Managing Director of
                            Secretary                    Goldman, Sachs & Co.
Barry S. Volpert            Vice President               Managing Director of
                                                         Goldman Sachs International
Sanjeev K. Mehra            Vice President/Treasurer     Managing Director of
                                                         Goldman, Sachs & Co.
Muneer A. Satter            Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
Antoine L. Schwartz         Vice President               Managing Director of
                                                         Goldman Sachs International
Steven M. Bunson            Assistant Secretary          Managing Director of
                                                         Goldman, Sachs & Co.
Elizabeth C. Fascitelli     Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
Patrick E. Mulvihill        Assistant Treasurer          Managing Director of
                                                         Goldman, Sachs & Co.
David J. Greenwald          Vice President/Assistant     Managing Director of
                            Secretary                    Goldman, Sachs & Co.
Hughes B. Lepic             Vice President               Managing Director of
                                                         Goldman Sachs International
Russell E. Makowsky         Assistant Secretary          Managing Director of
                                                         Goldman, Sachs & Co.
Sarah G. Smith              Assistant Treasurer          Managing Director of
                                                         Goldman, Sachs & Co.
Dan H. Jester               Assistant Treasurer          Managing Director of
                                                         Goldman, Sachs & Co.
Randall A. Blumenthal       Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
Syaru (Shirley) Lin         Vice President               Managing Director of
                                                         Goldman Sachs (Asia) L.L.C.
Douglas F. Londal           Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
Stephen S. Trevor           Vice President               Managing Director of
                                                         Goldman Sachs International
Peter Schiefer              Vice President               Managing Director of
                                                         Goldman Sachs International
Abraham Bleiberg            Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
Joseph P. DiSabato          Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
Robert R. Gheewalla         Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
Atul Kapur                  Vice President               Managing Director of
                                                         Goldman Sachs International
Michel Plantevin            Vice President               Managing Director of
                                                         Goldman Sachs International
Robert G. Doumar, Jr.       Vice President               Managing Director of
                                                         Goldman Sachs International
Ben I. Adler                Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
Melina E. Higgins           Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
Elizabeth C. Marcellino     Vice President               Managing Director of
                                                         Goldman, Sachs & Co.
John E. Bowman              Vice President               Vice President of
                                                         Goldman, Sachs & Co.
Raymond G. Matera           Vice President               Vice President of
                                                         Goldman, Sachs & Co.
Katherine B. Enquist        Vice President/Secretary     Vice President of
                                                         Goldman, Sachs & Co.
James B. McHugh             Assistant Secretary          Vice President of
                                                         Goldman, Sachs & Co.
Beverly L. O'Toole          Assistant Secretary          Vice President of
                                                         Goldman, Sachs & Co.
Mary Nee                    Vice President               Executive Director of
                                                         Goldman Sachs (Asia) L.L.C.
Richard J. Stingi           Vice President               Vice President of
                                                         Goldman, Sachs & Co.
Ulrika Werdelin             Vice President               Executive Director of
                                                         Goldman Sachs International


                                                           SCHEDULE II-B-ii

     The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street 1995, L.L.C., are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York 10004.

     All members listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.

        Name                        Present Principal Occupation
        ----                        ----------------------------
Peter M. Sacerdote           Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs               Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman          Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman          Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole           Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra             Managing Director of Goldman, Sachs & Co.

                                                              SCHEDULE II-C

     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

     The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

     Of the directors and executive officers listed below, Timothy C. Plaut and Alexander C. Dibelius are citizens of Germany and Jonathan S. King is a citizen of the United Kingdom.

Name                      Position               Present Principal Occupation
----                      --------               ----------------------------
Jonathan S. King          Managing Director      Executive Director of
                                                 Goldman, Sachs & Co. oHG
Timothy C. Plaut          Managing Director      Managing Director of
                                                 Goldman, Sachs & Co. oHG
Alexander C. Dibelius     Managing Director      Managing Director of
                                                 Goldman, Sachs & Co. oHG

                                                               SCHEDULE III

     On April 6, 2000, in connection with an industry-wide investigation by the SEC relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

                                SCHEDULE IV

----------------- -------------- ------------- -------------- ----------------
Purchases         Sales          Price ($)     Trade Date     Settlement Date
----------------- -------------- ------------- -------------- ----------------
_                 100            27.95         28-Feb-02      5-Mar-02
----------------- -------------- ------------- -------------- ----------------